Exhibit A

NORTHERN LIGHTS FUND TRUST III

INVESTOR CLASS

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

Date Last Amended: May 25, 2016

Fund Name	Maximum Authorized Rate	Currently Approved Rate	Distributor
Absolute Capital Asset Allocator Fund	1.00%	1.00%	Northern Lights Distributors, LLC
Absolute Capital Defender Fund	1.00%	1.00%	Northern Lights Distributors, LLC
Boyd Watterson Limited Duration Enhanced Income Fund	0.25%	0.25%	Northern Lights Distributors, LLC
HCM Dividend Sector Plus Fund	1.00%	1.00%	Northern Lights Distributors, LLC
HCM Tactical Growth Fund	1.00%	1.00%	Northern Lights Distributors, LLC

Acknowledged and Approved by:

Northern Lights Fund Trust III: By: _/s/ James P. Ash James P. Ash, President	Northern Lights Distributors, LLC: By: /s/ Brian Nielsen Brian Nielsen, Chief Executive Officer